Exhibit 99.3

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

New Found Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of New Found Gold Corp. (the Company) as of December 31, 2024 and 2023, the related statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.

Vancouver, Canada

March 20, 2025

New Found Gold Corp.

Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31,	December 31,
		2024	2023
	Note	$	$
ASSETS
Current assets
Cash		22,317,548	53,884,809
Investments	5	926,019	3,596,592
Prepaid expenses and deposits		1,480,341	1,519,157
Sales taxes recoverable		2,209,948	3,299,646
Interest receivable	7	—	75,322
Secured notes	7	2,817,554	—
Total current assets		29,751,410	62,375,526

Non-current assets
Exploration and evaluation assets	3	34,505,484	9,093,187
Investment in Kirkland Lake Discoveries Corp.	6	1,525,756	2,861,250
Property and equipment	4	7,938,149	7,638,608
Secured notes	7	—	2,454,300
Right-of-use assets		118,509	156,622
Other assets		179,703	—
Total non-current assets		44,267,601	22,203,967

Total Assets		74,019,011	84,579,493

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,11	7,325,203	6,492,354
Flow-through share premium	8	—	12,426,322
Lease liabilities		53,783	88,958
Total current liabilities		7,378,986	19,007,634

Lease liabilities		69,320	68,839
Total non-current liabilities		69,320	68,839

Total liabilities		7,448,306	19,076,473

EQUITY
Share capital	10	341,346,716	290,244,029
Reserves	10	34,988,421	34,755,069
Deficit		(309,764,432)	(259,496,078)
Total equity		66,570,705	65,503,020

Total Liabilities and Equity		74,019,011	84,579,493

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Notes 3)

SUBSEQUENT EVENTS (Notes 4, 10 and 19)

These financial statements are authorized for issue by the Board of Directors on March 20, 2025.  They are signed on the Company’s behalf by:

“Paul Huet”	, Director
“William Hayden”	, Director

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except share amounts)

		Year ended December 31,
		2024	2023
	Note	$	$
Expenses
Corporate development and investor relations	11	711,506	1,274,632
Depreciation	4	813,654	940,208
Exploration and evaluation expenditures	3,11	52,563,340	94,038,277
Office and sundry		779,138	798,198
Professional fees		1,332,556	1,652,312
Salaries and consulting	11	2,612,010	2,499,578
Share-based compensation	10,11	889,045	1,410,563
Transfer agent and regulatory fees		446,384	635,848
Travel		169,291	217,954
Loss from operating activities		(60,316,924)	(103,467,570)
Other income (expenses)
Settlement of flow-through share premium	8	12,426,322	22,932,528
Foreign exchange gain		224,286	101,959
Gain on sale of exploration and evaluation assets	3(ii)	—	4,217,935
Loss from equity investment	6	(1,306,722)	(795,995)
Loss on dilution of equity investment	6	(28,772)	—
Impairment of equity investment	6	—	(1,000,237)
Loss on disposal of property and equipment	4	—	(5,928)
Part XII.6 tax	8	(928,769)	(584,120)
Revaluation of secured notes	7	140,786	33,599
Impairment of exploration and evaluation assets	3	—	(8,000)
Interest expense		(25,105)	(27,119)
Interest income	7	2,869,403	2,791,248
Realized losses on disposal of investments	5	(380,877)	—
Unrealized losses on investments	5	(1,191,882)	(4,079,063)
Settlement of legal claim	10,16	(1,750,100)	—
Total		10,048,570	23,576,807
Loss and comprehensive loss for the year		(50,268,354)	(79,890,763)
Loss per share – basic and diluted ($)	12	(0.26)	(0.45)
Weighted average number of common shares outstanding – basic and diluted	12	194,032,544	178,363,103

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31,
	2024	2023
	$	$
Cash flows used in operating activities
Loss for the year	(50,268,354)	(79,890,763)
Adjustments for:
Depreciation	813,654	940,208
Gain on sale of exploration and evaluation assets	—	(4,123,183)
Loss from equity investment	1,306,722	795,995
Loss on dilution of equity investment	28,772	—
Impairment of equity investment	—	1,000,237
Loss on disposal of property and equipment	—	5,928
Impairment of exploration and evaluation assets	—	8,000
Revaluation of secured notes	(140,786)	(33,599)
Foreign exchange (gain) loss on secured notes	(222,468)	43,299
Unrealized foreign exchange gain	(1,719)	—
Interest income on secured notes	(302,718)	—
Interest expense	25,105	27,119
Settlement of flow-through share premium	(12,426,322)	(22,932,528)
Settlement of legal claim	1,750,100	—
Share-based compensation	889,045	1,410,563
Realized losses on disposal of investments	380,877	—
Unrealized losses on investments	1,191,882	4,079,063
	(56,976,210)	(98,669,661)
Change in non-cash working capital items:
Decrease (increase) in prepaid expenses and deposits	38,816	(97,103)
Increase in other assets	—	(106,179)
Decrease (increase) in sales taxes recoverable	1,089,698	(155,358)
Increase in interest receivable	—	(75,322)
Increase (decrease) in accounts payable and accrued liabilities	164,636	(170,689)
Net cash used in operating activities	(55,683,060)	(99,274,312)
Cash flows used in investing activities
Expenditures on claims staking and mineral license renewals	(5,550)	(16,565)
Interest received on secured notes	378,040	—
Purchases of exploration and evaluation assets	(3,853,119)	(208,034)
Transaction costs on sale of exploration and evaluation assets	—	(94,752)
Proceeds on disposal of investments	1,097,814	—
Proceeds on disposal of property and equipment	—	9,084
Purchases of property and equipment	(625,775)	(1,487,150)
Purchase of secured notes	—	(2,464,000)
Purchase of investments	—	(174,500)
Net cash used in investing activities	(3,008,590)	(4,435,917)

Cash flows from financing activities
Issuance of common shares in prospectus offering	27,522,494	78,986,588
Share issue costs	(924,657)	(3,517,377)
Stock options exercised	862,500	131,630
Increase in other assets	(179,703)	—
Lease principal payments	(134,001)	(143,957)
Lease interest payments	(25,105)	(27,119)
Net cash generated from financing activities	27,121,528	75,429,765

Effect of exchange rate fluctuations on cash held	2,861	—
Net decrease in cash	(31,567,261)	(28,280,464)
Cash at beginning of year	53,884,809	82,165,273
Cash at end of year	22,317,548	53,884,809

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 13)

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2022	175,377,526	229,632,005	33,443,292	3,918	(179,605,315)	83,473,900
Issued pursuant to acquisition of exploration and evaluation assets	39,762	203,979	—	—	—	203,979
Issued in prospectus offering Share issue costs	11,277,224	78,986,588	—	—	—	78,986,588
Flow-through share premium	—	(15,295,500)	—	—	—	(15,295,500)
Share issue costs	—	(3,517,377)	—	—	—	(3,517,377)
Share-based compensation	—	—	1,410,563	—	—	1,410,563
Stock options exercised	178,500	234,334	(102,704)	—	—	131,630
Total loss and comprehensive loss for the year	—	—	—	—	(79,890,763)	(79,890,763)
Balance at December 31, 2023	186,873,012	290,244,029	34,751,151	3,918	(259,496,078)	65,503,020
Issued pursuant to acquisition of the Kingsway Project (Note 3(i))	5,263,157	20,000,000	—	—	—	20,000,000
Issued pursuant to acquisition of exploration and evaluation assets	369,583	1,226,707	—	—	—	1,226,707
Issued in prospectus offering Share issue costs	5,857,242	27,522,494	—	—	—	27,522,494
Share issue costs	—	(914,807)	—	—	—	(914,807)
Issued in settlement of legal claim (Note 16)	370,000	1,750,100	—	—	—	1,750,100
Share-based compensation	—	—	889,045	—	—	889,045
Stock options exercised	1,725,000	1,518,193	(655,693)	—	—	862,500
Total loss and comprehensive loss for the year	—	—	—	—	(50,268,354)	(50,268,354)
Balance at December 31, 2024	200,457,994	341,346,716	34,984,503	3,918	(309,764,432)	66,570,705

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves or the Company’s ability to recover the value of exploration and evaluation assets through their sale, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at December 31, 2024, the Company had an accumulated deficit of $309,764,432 and shareholders’ equity of $66,570,705. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $22,372,424, consisting primarily of cash, and negative cash flow from operating activities of $55,683,060 for the year ended December 31, 2024.

Management is actively targeting sources of additional financing including through the issuance of shares, which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. Although the Company has been successful in the past in generating financing, there is no assurance it will be able to do so in the future. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

These financial statements were approved by the Board of Directors of the Company on March 20, 2025.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s financial statements, including comparatives, have been prepared in accordance with and using accounting policies in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the years ended December 31, 2024 and 2023.

b)	Basis of presentation

These financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures have been reclassified to conform to the current period presentation.

c)	Exploration, evaluation and development expenditures

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, the Company capitalizes the costs of acquiring rights or licenses, including those purchased from other parties or staked directly by the Company, until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs and costs of surveying, exploratory drilling, sampling, materials, fuel, equipment rentals or payments to contractors are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and economically recoverable reserves are developed, any direct exploration costs of the related property are capitalized as development costs.

Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

The Company does not have revenue from mining operations. The Company recognizes gains or losses on the sale of exploration and evaluation assets in accordance with the terms of the purchase and sale agreements. Gains or losses are recognized when a mining option is executed and the cost is derecognized in accordance with the percentage interest sold.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units (“CGU”) to which the exploration activity relates. Each of the Company’s properties is considered to be a separate CGU. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
d)	Decommissioning liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of assets. The net present value of future reclamation costs is expensed as part of exploration and evaluation expenditures up until the point it is concluded that the technical feasibility and commercial viability of extracting a mineral resource from a particular project are demonstrable and economically recoverable reserves are developed, after which any such costs are capitalized as development costs with a corresponding increase in the reclamation provision in the period incurred.

Pre-tax discount rates that reflect the time value of money are used to calculate the net present value. The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation expenditures or exploration and evaluation assets and the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

e)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over the estimated useful lives as follows:

Property and Buildings	10-25 years
Geological Equipment and Other Facilities	2-20 years
Computer Equipment	2-5 years
Office Furniture and Equipment	5 years
Vehicles	3 years

Depreciation of an asset begins once it is available for use.

Long-lived assets are comprised of property and equipment. At the end of each reporting period the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained by the sale of the asset in any arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated cash flows expected to arise from the continued use of the asset, including an expansion project. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the CGU level, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
f)	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited/cancelled before vesting are transferred from equity settled share-based payment reserve to deficit. Charges for options that are expired remain in equity settled share-based payment reserve.

Where the terms and conditions of options are modified before they vest, the changes in fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

g)	Valuation of equity units issued in private placements

The Company follows the pro-rata allocation method with respect to the measurement of shares and warrants issued as private placement units. This values each component at fair value and allocates total proceeds received between shares and warrants based on the pro rata relative values of the components. The fair value of the common shares is based on the closing quoted bid price on the issue date and the fair value of the common share purchase warrants is determined at the issue date using the Black- Scholes pricing model. In the event of a modification in warrants issued as private placement units, no re-measurement adjustment is recognized within equity.

h)	Financial instruments

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows have expired or substantially all risks and rewards of ownership have been transferred. Gains and losses on derecognition are generally recognized in profit and loss. Financial liabilities are derecognized when the Company’s obligation has been discharged, cancelled or expired.

Financial assets are classified and measured either at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) based on the business model in which they are held and the characteristics of their contractual cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments and secured notes are measured at their fair values at the end of subsequent accounting periods, with any change taken through profit or loss or other comprehensive income. Financial liabilities include accounts payable and lease liabilities, which are measured at amortized cost.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
h)	Financial instruments (continued)

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in profit or loss or other comprehensive income for the period. Financial assets and liabilities classified at amortized cost are measured at amortized cost using the effective interest method.

The following table sets out the classifications of the Company’s financial assets and liabilities:

Financial assets/liabilities	Classification under IFRS 9
Cash	Amortized cost
Investments	FVTPL
Deposits	Amortized cost
Secured notes	FVTPL
Interest receivable	Amortized cost
Accounts payables and accrued liabilities	Amortized cost
Lease liabilities	Amortized cost

IFRS requires an expected credit loss model for calculating the impairment of financial assets.

The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

i)	Investments

Purchases and sales of investments are recognized on the settlement date. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition. All transaction costs associated with the acquisition and disposition of investments are expensed to the statement of loss and comprehensive loss as incurred. Interest income and other income are recorded on an accrual basis.

The fair value of investments is determined as follows:

(a)	Securities that are traded in an active market and for which no sales restrictions apply, are presented at fair value based on quoted closing trade prices at the date of statement of financial position. If there were no trades on the date of the statement of financial position, these securities are presented at the closing price on the last date the security traded. These investments are included in Level 1 of the fair value hierarchy.
(b)	Securities that are traded in an active market, but which are escrowed or otherwise restricted as to their sale or transfer, are recorded at amounts discounted from market value to a maximum of 10%. In determining the discount for such investments, the Company considers the nature and length of the restriction. These investments are included in Level 2 of the fair value hierarchy.
(c)	Securities that are not traded in an active market or are valued based on unobservable market inputs are included in the Level 3 of the fair value hierarchy.

See Note 5 for details of investments held by the Company as at December 31, 2024 and 2023.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
j)	Investment in an associate

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. The Company’s share of the net assets and net earnings or loss is accounted for in the financial statements using the equity method of accounting.

Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, any dilution gains /losses as a result of changes in equity interest, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings/(loss) during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and associates are not eliminated.

k)	Flow-through shares

The Company will from time to time issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as recovery of flow-through premium liability and the related deferred tax is recognized as a tax provision.

The Company is subject to the flow-through share rules under the Income Tax Act of Canada. Proceeds received from the issuance of flow-through shares are required to be used only for Canadian resource property exploration expenditures within a specified time. The Company may also be subject to Part XII.6 tax on flow through proceeds renounced but not spent under the Look-Back Rules. When applicable, this tax is accrued as an expense.

l)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at year end applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
m)	Significant accounting estimates and judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Secured Notes

The fair value of secured notes at the issue date and the period end date is determined using the Hull-White model of interest rate uncertainty within a FINCAD Callable / Puttable Bond Model. The model involves various inputs to determine the fair value of the secured notes, including coupon rate, credit spread, mean reversion, rate volatility, riskless rates and redemption prices. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. These estimates impact the value of the secured notes recognized in the statement of financial position and revaluation adjustments recognized in the statement of loss and comprehensive loss during the period.

Valuation of Options Granted

The fair value of common share purchase options granted is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense and reserves.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
m)	Significant accounting estimates and judgments (continued)

(i)Critical accounting estimates (continued)

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature.

Reclamation provision

The valuation of any reclamation provision is subject to significant judgement and estimates. Assumptions, based on the current economic environment, are made to estimate the future liability recognized in Note 9. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the expenditures are actually incurred. The final cost of the reclamation provision currently recognized may be higher or lower than currently provided for.

(ii)Critical accounting judgments

Asset acquisition versus business combination

Management applied judgment with respect to whether the acquisition of the Kingsway Project (as defined in Note 3 (i)), was an asset acquisition or a business combination. The assessment required management to assess the inputs, processes and outputs acquired at the time of acquisition. Pursuant to the assessment, the Kingsway Project acquisition was determined to be an asset acquisition.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
m)	Significant accounting estimates and judgments (continued)

(ii)Critical accounting judgments (continued)

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment.This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management determined that there were no indicators of impairment at December 31, 2024 or 2023. Management determined that there were indicators of impairment as at June 30, 2023 and impaired $8,000 in exploration and evaluation assets during the year ended December 31, 2023. Refer to Note 3(ii) for further information.

Determination of whether the Company has significant influence over investees

Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. Determination of whether the Company has significant influence over investees requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities can be influenced by the Company.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has significant influence over Kirkland Lake Discoveries Corp. described in Note 6.

Impairment assessment for investment in associates

At each balance sheet date, management considers whether there is objective evidence of impairment in associates, including one or more loss events that would evidence a significant or prolonged decline in the fair value of the investment in associates below the carrying value. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment and that loss event or events have a negative impact on the estimated future cash flows from the net investment that can be reliably estimated. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

The Company had significant influence over Kirkland Lake Discoveries Corp. during the period from May 25, 2023 to December 31, 2024 and as a result, has accounted for it as an investment in an associate during this period. Management determined that there were no indicators of impairment as at December 31, 2024. Management determined that there were indicators of impairment as at December 31, 2023 and had impaired $1,000,237 in its investment in Kirkland Lake Discoveries Corp. during the year ended December 31, 2023.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
m)	Significant accounting estimates and Judgments (continued)
(ii)	Critical accounting judgments (continued)

Presentation of financial statements as a going concern

Presentation of the financial statements as a going concern, which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, involves significant judgment by management.

n)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2024, including amendments to IAS 1 “Classification of Liabilities as Current or Non-Current”, amendments to IFRS 16 “Leases”, and amendments to IAS 7 “Statement of Cash Flow” and IFRS 7 “Financial Instruments Disclosures”. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

o)New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements and has an effective date of January 1, 2027. The effects of the adoption of IFRS 18 on the Company’s financial statements have not yet been determined.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2024 and 2023:

	Newfoundland
	Queensway(i)	Other	Total
Year ended December 31, 2024	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2023	9,014,478	78,709	9,093,187
Additions:
Acquisition costs – Kingsway Project	20,088,541	—	20,088,541
Expenditure target payment – Kingsway Project	750,000	—	750,000
Acquisition costs – royalty purchases	4,040,844	—	4,040,844
Acquisition costs – other claims	481,863	35,499	517,362
Claim staking and license renewal costs	15,250	300	15,550
Balance as at December 31, 2024	34,390,976	114,508	34,505,484

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2023	215,285,192	574,857	215,860,049
Assays	6,006,877	—	6,006,877
Drilling	23,828,589	—	23,828,589
Environmental studies	971,923	—	971,923
Geochemistry	134,971	—	134,971
Geophysics	723,154	—	723,154
Imagery and mapping	175,145	350	175,495
Metallurgy	1,315,279	—	1,315,279
Office and general	706,448	—	706,448
Other	870,615	—	870,615
Permitting	636,745	—	636,745
Preliminary economic assessment	62,608	—	62,608
Property taxes, mining leases and rent	87,166	—	87,166
Reclamation	1,739,648	—	1,739,648
Resource estimate	354,155	—	354,155
Salaries and consulting	9,721,226	488	9,721,714
Seismic survey	117,583	—	117,583
Supplies and equipment	1,517,546	—	1,517,546
Travel and accommodations	680,142	—	680,142
Technical reports	95,206	—	95,206
Trenching	2,932,976	—	2,932,976
Exploration cost recovery	(115,500)	—	(115,500)
	52,562,502	838	52,563,340
Cumulative exploration expense – December 31, 2024	267,847,694	575,695	268,423,389

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
	Queensway (i)	Other	Ontario(ii)	Total
Year ended December 31, 2023	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Acquisition costs	381,220	30,793	—	412,013
Claim staking and license renewal costs	16,565	—	—	16,565
Disposals
Disposal of exploration and evaluation assets	—	—	(264,000)	(264,000)
Impairment of exploration and evaluation assets	—	—	(8,000)	(8,000)
Balance as at December 31, 2023	9,014,478	78,709	—	9,093,187

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	16,102,874	14,515	—	16,117,389
Drilling	41,121,168	—	—	41,121,168
Environmental studies	1,280,147	—	—	1,280,147
Geochemistry	857,555	—	—	857,555
Geophysics	814,877	—	—	814,877
Imagery and mapping	644,205	9,932	—	654,137
Metallurgy	950,855	—	—	950,855
Office and general	855,902	—	144	856,046
Other	590,575	—	—	590,575
Permitting	225,162	—	—	225,162
Property taxes, mining leases and rent	143,010	—	5,915	148,925
Reclamation	2,122,598	—	—	2,122,598
Salaries and consulting	13,243,577	10,103	13,850	13,267,530
Seismic survey	8,118,668	—	—	8,118,668
Supplies and equipment	4,438,579	—	480	4,439,059
Technical reports	55,025	—	—	55,025
Travel and accommodations	1,481,399	309	155	1,481,863
Trenching	982,148	—	—	982,148
Exploration cost recovery	(45,450)	—	—	(45,450)
	93,982,874	34,859	20,544	94,038,277
Cumulative exploration expense – December 31, 2023	215,285,192	574,857	3,448,578	219,308,627

(i)Queensway Project – Gander, Newfoundland

As at December 31, 2024, the Company owned a 100% interest in 103 (December 31, 2023 – 96) mineral licenses including 7,024 claims (December 31, 2023 – 6,659 claims) comprising 175,600 hectares of land (December 31, 2023 – 166,475) located near Gander, Newfoundland and Labrador. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 3.00%, many of which include buy-back provisions that allow the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties.The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $4,250,000 resulting in NSR’s ranging from 0.5% to 1.5% for the mineral licenses subject to an NSR royalty.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)Queensway Project – Gander, Newfoundland (continued)

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

●	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX Venture Exchange’s approval;
●	$200,000 (paid) and 39,762 common shares on or before November 2, 2023 (issued);
●	$250,000 (paid) and 69,583 common shares on or before November 2, 2024 (issued);
●	$300,000 and 89,463 common shares on or before November 2, 2025;
●	$600,000 and 129,224 common shares on or before November 2, 2026; and
●	$800,000 and 119,284 common shares on or before November 2, 2027.

Acquisition of Kingsway Project

On April 21, 2024, the Company entered into a property purchase agreement with Labrador Gold Corp. (“LabGold”) to acquire a 100% interest in LabGold’s Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold (the “Transaction”). The Transaction closed on July 9, 2024. Pursuant to the acquisition, the Company issued 5,263,157 common shares to LabGold with a value of $20,000,000 (Note 10). The Company paid $438,541 in professional and filing fees in connection with the Transaction.

The acquisition of the Kingsway Project was accounted for as an asset acquisition. The Company allocated the fair value of consideration paid to the acquired assets based on their relative fair values at the date of purchase as follows:

Value of equity instruments issued	$20,000,000
Transaction costs	438,541
Total consideration	20,438,541

Assets
Exploration and evaluation assets	20,088,541
Property and equipment	350,000
Total assets acquired	$20,438,541

Under the terms of the original Kingsway Option Agreement, the optionors would receive an Expenditure Target Payment of $750,000 upon completion of an aggregate of $30,000,000 of exploration expenditures being incurred on the property. During the year ended December 31, 2024, the Company incurred certain exploration expenditures and having met the remaining expenditure target on the property paid $750,000 to the optionors.

The Kingsway Project carries a 1.0% NSR payable to the royalty holders upon commencement of commercial production. The Company will also pay to the royalty holders $1 per ounce of gold contained within the property in the indicated mineral resource and measured mineral resource categories (the “Resource Payment”) as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, and established in a National Instrument 43-101 – Standards of Disclosure for Mineral Projects or like technical report for the development of the property. The Resource Payment is payable upon the commencement of commercial production. An advance royalty payment of $50,000 per year will be payable commencing on March 3, 2026 and continuing each year until the commencement of commercial production. Any advance royalties paid will be deducted from the royalty payable after commencement of commercial production.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)Queensway Project – Gander, Newfoundland (continued)

Royalty Purchases

On July 29, 2024, the Company entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”) to purchase part of each Vendor’s royalty interest in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty underlying several zones at the Company’s Queensway project (the “Royalty Interests”). The transaction closed on August 8, 2024. Pursuant to the transaction, the Company paid aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 common shares with a combined value of $1,011,000 to the Vendors (Note 10).  The Company paid $63,620 in professional fees in connection with the royalty purchases.

The Company also had the right to purchase the remaining 1.0% net smelter returns royalty from the Vendors for an aggregate price equal to $1,000,000 (the “Repurchase Price”) by November 12, 2024, payable by (i) an aggregate of $100,000 and (ii) an additional $4,950, in the aggregate, per year until the Repurchase Price has been satisfied. During the year ended December 31, 2024, the Company purchased the remaining 1.0% net smelter returns royalty from the Vendors for $1,000,000 in aggregate in cash, of which $666,667 was paid subsequent to December 31, 2024, which fully satisfied the Repurchase Price. The Company also paid $16,225 in professional fees in connection with the purchase.

(ii)Ontario Projects

Disposal of Lucky Strike

During the year ended December 31, 2023, the Company recognized a gain on disposal of its Lucky Strike project in Kirkland Lake, Ontario of $4,217,935. The Company received total non-cash consideration having a fair value of $4,657,482 consisting of 28,612,500 common shares of Kirkland Lake Discoveries Corp. and a 1.0% net smelter return royalty on future production from the mineral claims. The Company recognized $175,547 of professional fees in connection with the transaction and derecognized the Lucky Strike project at its carrying value of $264,000. Refer to Note 6 for further information.

Impairment of Ontario Properties

During the year ended December 31, 2023, the Company recorded an impairment of $8,000 in acquisition costs related to projects no longer being explored.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

4.	PROPERTY AND EQUIPMENT

			Geological		Office
	Property		Equipment		Furniture
	and	Computer	and Other		and
	Buildings	Equipment	Facilities	Vehicles	Equipment	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2023	6,192,912	93,498	1,547,454	779,888	30,148	8,643,900
Additions	172,344	46,395	763,576	190,230	8,205	1,180,750
Disposals	—	(3,401)	—	(34,795)	—	(38,196)
Balance at December 31, 2023	6,365,256	136,492	2,311,030	935,323	38,353	9,786,454
Additions - Kingsway Project	100,000	—	250,000	—	—	350,000
Additions - other	3,615	—	583,610	38,550	—	625,775
Balance at December 31, 2024	6,468,871	136,492	3,144,640	973,873	38,353	10,762,229
Accumulated Depreciation
Balance at January 1, 2023	141,526	43,789	787,598	403,561	412	1,376,886
Depreciation	271,505	42,327	228,621	244,312	7,379	794,144
Disposals	—	(567)	—	(22,617)	—	(23,184)
Balance at December 31, 2023	413,031	85,549	1,016,219	625,256	7,791	2,147,846
Depreciation	277,685	33,153	184,532	173,193	7,671	676,234
Balance at December 31, 2024	690,716	118,702	1,200,751	798,449	15,462	2,824,080
Carrying Amount
At December 31, 2023	5,952,225	50,943	1,294,811	310,067	30,562	7,638,608
At December 31, 2024	5,778,155	17,790	1,943,889	175,424	22,891	7,938,149

5.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss in the period in which they occur.

Investments consisted of the following as at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Equities held (i)	779,019	3,408,092
Warrants held (ii)	147,000	188,500
Total Investments	926,019	3,596,592

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at December 31, 2024 and 2023:

			Fair Value
			December 31,
		Cost	2024
	Quantity	$	$
Exploits Discovery Corp.	4,157,466	2,659,473	187,086
Labrador Gold Corp.	9,865,556	6,953,907	591,933
Total Equities		9,613,380	779,019

			Fair Value
			December 31,
		Cost	2023
	Quantity	$	$
Exploits Discovery Corp.	13,229,466	8,462,704	1,587,536
Labrador Gold Corp.	12,555,556	8,850,000	1,820,556
Gold Hunter Resources Corp. (formerly Long Range Exploration Corporation)	5,000,000	500,000	—
Total Equities		17,812,704	3,408,092

Investments in Exploits Discovery Corp. and Labrador Gold Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

(ii) Warrants held

The Company held the following warrants as at December 31, 2024 and 2023:

			Fair Value
			December 31,
		Cost	2024
	Quantity	$	$
Maritime Resources Corp. (1)	15,324,571	174,500	147,000
Total Warrants		174,500	147,000

			Fair Value
			December 31,
		Cost	2023
	Quantity	$	$
Maritime Resources Corp. (1)	15,324,571	174,500	188,500
Total Warrants		174,500	188,500
(1)	Each warrant is exercisable into one common share of Maritime Resources Corp. at a price of $0.07 per warrant until August 14, 2025, subject to extension to August 14, 2026 in the event that the Initial Maturity Date of the notes is extended to the Extended Maturity Date as defined in Note 7.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the years ended December 31, 2024 and 2023 is as follows:

	Year ended December 31,
	2024	2023
	$	$
Investments, beginning of year	3,596,592	7,501,155
Purchases of investments	—	174,500
Proceeds on disposal of investments	(1,097,814)	—
Realized losses on investments	(380,877)	—
Unrealized losses on investments	(1,191,882)	(4,079,063)
Investments, end of year	926,019	3,596,592

6.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP.

The investment in Kirkland Lake Discoveries Corp. (“KLDC”) represents 25.91% of the issued and outstanding common shares of KLDC at December 31, 2024 (December 31, 2023 – 32.29%). The companies had a director and officer in common up until December 16, 2024, being Denis Laviolette, former Director and President of the Company. At the time of the closing of the transaction, the Company also exercised its right to nominate two additional directors to the board of directors of KLDC. Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it continues to have significant influence over KLDC, and as a result has accounted for it as an investment in an associate since the acquisition of its ownership interest on May 25, 2023.

The following tables illustrate the summarised financial information of the Company’s investment in KLDC as at December 31, 2024 and 2023 on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies:

	December 31, 2024	December 31, 2023
	$	$
Summarised Statement of Financial Position
Current assets	1,913,417	4,601,136
Non-current assets	4,551,364	4,583,769
Current liabilities	(576,261)	(322,453)
Non-current liabilities	—	—
Net assets	5,888,520	8,862,452
The Company’s ownership interest	25.91%	32.29%
Share of Kirkland Lake Discoveries Corp.’s net assets	1,525,756	2,861,250

Summarised Statement of Loss and Comprehensive Loss
Net loss and comprehensive loss for the period	(4,047,447)	(2,465,518)
Share of Kirkland Lake Discoveries Corp.’s loss for the period	(1,306,722)	(795,995)

The Company assesses impairment of its investment in KLDC at each period end. The assessment is based on the review of recent share price history, industry statistics and current market conditions. As at December 31, 2024, the Company has determined that there are no indicators of impairment of the Company’s investment in KLDC. During the year ended December 31, 2023, the Company recognized an impairment of its equity investment of $1,000,237 which was included in the statement of loss and comprehensive loss for the year.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

6.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP. (continued)

The following table illustrates the movement in investment in associate for the period from May 25, 2023 to December 31, 2024:

Net Carrying amount – May 25, 2023	$4,657,482
Share of loss from operations of associate during the period	(795,995)
Impairment of equity investment	(1,000,237)
Net Carrying amount – December 31, 2023	$2,861,250
Share of loss from operations of associate during the period	(1,306,722)
Loss on dilution of equity investment	(28,772)
Net Carrying amount – December 31, 2024	$1,525,756

The estimated fair value of the Company’s investment in KLDC is $1,287,563 as at December 31, 2024 (December 31, 2023 - $2,861,250) based on the quoted market price of its common shares on the TSX Venture exchange.

7.	SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. (“Maritime”) consisting of the issuance of non‐convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes mature on August 14, 2025 (the “Initial Maturity Date”). The Company subscribed for 2,000 notes with a face value of US$1,000 each. The Notes were issued at a 2.0% original issue discount on the principal amount of the Notes for a gross investment of US$1,960,000 (CAD$2,638,500).

The Notes bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to August 14, 2026 (the “Extended Maturity Date”) at the election of Maritime subject to the approval of holders of at least 65% of the principal amount of the Notes then outstanding. In the event of such an extension, Maritime will pay an extension fee to note holders equal to 3% of the aggregate principal amount of the Notes then outstanding (the “Extension Fee”) and the interest rate on the Notes will increase to SOFR plus 9% until the Extended Maturity Date. Maritime may elect to pay the Extension Fee by issuing Maritime’s common shares at the market price on the trading day prior to the maturity date, subject to the approval of the TSX Venture exchange.

Pursuant to certain conditions set out in the Note indenture, including the approval of Noteholders holding at least 65% of the principal amount of the Notes then outstanding, Maritime has the option to satisfy interest payments under the Notes by issuing shares (“Interest Shares”) having a deemed value equal to 90% of the market price as of the date of a news release announcing Maritime’s intention to issue the Interest Shares, subject to the approval of the exchange.

The indebtedness under the Notes may be redeemed in whole or in part at the option of Maritime for cash consideration equal to 113% of the aggregate amount of indebtedness if the Notes are redeemed on or prior to August 14, 2024, or 100% of the aggregate amount of indebtedness if redeemed after the date that is 12 months after the issuance date.

The Notes are secured by a general security interest over Maritime and rank senior to all existing and future indebtedness of Maritime.

Based on the business model in which the secured notes are held and the characteristics of their contractual cash flows, the secured notes are classified as a financial instrument at fair value through profit and loss ("FVTPL") in accordance with IFRS 9 “Financial Instruments”.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 5).

The Company has allocated the gross investment of US$1,960,000 (CAD$2,638,500) to the Notes and warrants based on their respective fair values at initial recognition. At the time of issuance, the fair value of the Notes was CAD$2,464,000 (US$1,830,300) and the fair value of the warrants was CAD$174,500 (US$129,700).

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SECURED NOTES (continued)

The following table illustrates the movement in the Company’s secured notes for the period from August 14, 2023 to December 31, 2024:

Secured notes at August 14, 2023	$2,464,000
Revaluation of secured notes	33,599
Foreign exchange loss	(43,299)
Secured notes at December 31, 2023	$2,454,300
Revaluation of secured notes	140,786
Foreign exchange gain	222,468
Secured notes at December 31, 2024	$2,817,554

During the year ended December 31, 2024, the Company recognized $302,718 of interest income on the secured notes (December 31, 2023 - $114,434), of which $Nil was included in interest receivable at December 31, 2024 (December 31, 2023 - $75,322).

8.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued	Issued
	November 25,	December 14,	November 6,
	2021	2022	2023	Total
	$	$	$	$
Balance at December 31, 2022	5,563,350	14,500,000	—	20,063,350
Liability incurred on flow-through shares issued	—	—	15,295,500	15,295,500
Settlement of flow-through share premium on expenditures incurred	(5,563,350)	(14,500,000)	(2,869,178)	(22,932,528)
Balance at December 31, 2023	—	—	12,426,322	12,426,322
Settlement of flow-through share premium on expenditures incurred	—	—	(12,426,322)	(12,426,322)
Balance at December 31, 2024	—	—	—	—

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the year ended December 31, 2024, the Company incurred $45,500,423 (2023 – $81,699,542) in Qualifying CEE and amortized a total of $12,426,322 (2023 - $22,932,528) of its flow-through share premium liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the year ended December 31, 2024, the Company incurred $928,769 (2023 - $584,120) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rule, in accordance with the Income Tax Act of Canada.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
	$	$
Accounts payable and accrued liabilities	4,898,825	5,207,323
Reclamation provision(1)	2,426,378	1,285,031
Accounts payable and accrued liabilities, end of year	7,325,203	6,492,354
(1)

Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

The breakdown of the Company’s reclamation provision is as follows:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	1,285,031	1,411,293
Additions to reclamation provision	1,515,593	1,327,278
Change in estimate	26,784	2,687
Reclamation costs incurred	(401,030)	(1,456,227)
Balance, end of year	2,426,378	1,285,031

The Company has estimated that the reclamation obligations are current costs and as such considers the present value of the provision at December 31, 2024 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $2,426,378 (December 31, 2023 - $1,285,031). Additions to the reclamation provision are included in the total amount of exploration and evaluation expenditures in the statement of loss and comprehensive loss.

10.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2023, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2024 and 2023

	Year ended		Year ended
	December 31, 2024		December 31, 2023
	Number of shares	Gross proceeds	Number of shares	Gross proceeds
ATM program	5,857,242	$27,522,494	3,552,224	$22,980,338
Total	5,857,242	$27,522,494	3,552,224	$22,980,338

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

During the year ended December 31, 2024, the Company sold 5,857,242 (2023 – 3,552,224) common shares of the Company under the ATM program at an average price of $4.70 (2023 – $6.47) for gross proceeds of $27,522,494 (2023 - $22,980,338) or net proceeds of $26,607,687 (2023 - $22,440,215), and paid an aggregate commission of $914,807 (2023 - $540,123). At December 31, 2024, the Company completed $51,798,893 of the ATM program. As at December 31, 2024, the ATM has expired.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

On November 1, 2024, the Company issued 69,583 common shares with a value of $215,707 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3 (i)).

On August 8, 2024, the Company issued 300,000 common shares with a value of $1,011,000 pursuant to the acquisition of certain royalty interests (Note 3(i)).

On July 9, 2024, the Company issued 5,263,157 common shares to LabGold with a value of $20,000,000 pursuant to the acquisition of the Kingsway Project (Note 3(i)).

On June 26, 2024, the Company issued 370,000 common shares with a value of $1,750,100 pursuant to a legal claim settlement agreement (Note 16).

During the year ended December 31, 2024, 1,725,000 stock options were exercised at a weighted average exercise price of $0.50 per share for gross proceeds of $862,500.

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company paid share issuance costs of $2,977,254 in cash of which $2,357,908 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $15,295,500.

On November 2, 2023, the Company issued 39,762 common shares with a value of $203,979 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3(i)).

During the year ended December 31, 2023, 178,500 stock options were exercised at a weighted average exercise price of $0.74 per share for gross proceeds of $131,630.

Share Purchase Option Compensation Plan

As at December 31, 2024, the Company has a share purchase option plan (the “Option Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory and corporate approval, to its officers, directors, employees and service providers. The Option Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Option Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted may be subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Share Unit Compensation Plan

Subsequent to December 31, 2024, the Company adopted a share unit plan (the “Share Unit Plan”). Under the Share Unit Plan, the Company may grant incentive awards (the “Awards”) consisting of restricted share units (“RSUs”), deferred share units (“DSUs”), and performance share units (“PSUs”), subject to regulatory and corporate approvals, to its officers, directors, employees and service providers (the “Participants”). The Share Unit Plan, in conjunction with the Option Plan, cannot exceed 10% of the issued and outstanding common shares of the Company. The terms of the Awards are set by the Board of Directors at the time of grant. The Share Unit Plan and any Awards granted thereunder are subject to shareholder approval at the Company’s next Annual General Meeting of Shareholders.

The continuity of share purchase options for the year ended December 31, 2024 is as follows:

		Outstanding			Cancelled/	Outstanding	Exercisable
	Exercise	December			Forfeited/	December	December
Expiry date	Price	31, 2023	Granted	Exercised	Expired	31, 2024	31, 2024
December 17, 2024	$0.50	1,725,000	—	(1,725,000)	—	—	—
April 18, 2025	$1.00	100,000	—	—	—	100,000	100,000
May 23, 2025	$1.075	75,000	—	—	—	75,000	75,000
August 11, 2025	$1.40	1,125,000	—	—	—	1,125,000	1,125,000
September 3, 2025	$2.07	50,000	—	—	—	50,000	50,000
October 1, 2025	$2.15	25,000	—	—	—	25,000	25,000
December 31, 2025	$4.10	5,305,000	—	—	—	5,305,000	5,305,000
April 29, 2026	$6.79	962,875	—	—	(71,375)	891,500	891,500
May 17, 2026	$8.62	200,000	—	—	—	200,000	200,000
September 27, 2026	$8.70	125,000	—	—	—	125,000	125,000
November 8, 2026	$8.04	47,500	—	—	(40,000)	7,500	7,500
January 4, 2027	$8.98	22,500	—	—	(7,500)	15,000	12,750
August 19, 2027	$5.75	340,000	—	—	—	340,000	283,000
September 8, 2027	$5.00	20,000	—	—	—	20,000	20,000
December 27, 2027	$5.68	2,156,250	—	—	(118,500)	2,037,750	1,963,500
February 20, 2029	$4.59	—	200,000	—	—	200,000	200,000
May 6, 2029	$4.78	—	40,000	—	—	40,000	10,000
		12,279,125	240,000	(1,725,000)	(237,375)	10,556,750	10,393,250
Weighted average exercise price $		3.97	4.62	0.50	6.52	4.50	4.48
Weighted average contractual remaining life (years)		2.25	—	—	—	1.50	1.48

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the year ended December 31, 2023 is as follows:

		Outstanding			Cancelled/	Outstanding	Exercisable
		December			Forfeited/	December	December
Expiry date	Exercise Price	31, 2022	Granted	Exercised	Expired	31, 2023	31, 2023
September 30, 2023	$0.40	150,000	—	(150,000)	—	—	—
December 17, 2024	$0.50	1,725,000	—	—	—	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	—	—	—	100,000	100,000
May 23, 2025	$1.075	75,000	—	—	—	75,000	75,000
August 11, 2025	$1.40	1,125,000	—	—	—	1,125,000	1,125,000
September 3, 2025	$2.07	75,000	—	(25,000)	—	50,000	50,000
October 1, 2025	$2.15	25,000	—	—	—	25,000	25,000
December 31, 2025	$4.10	5,305,000	—	—	—	5,305,000	5,305,000
April 29, 2026	$6.79	1,258,625	—	—	(295,750)	962,875	940,000
May 17, 2026	$8.62	200,000	—	—	—	200,000	200,000
September 27, 2026	$8.70	125,000	—	—	—	125,000	87,500
November 26, 2026	$8.04	55,000	—	—	(7,500)	47,500	33,250
January 4, 2027	$8.98	24,375	—	—	(1,875)	22,500	12,375
August 19, 2027	$5.75	340,000	—	—	—	340,000	226,000
September 8, 2027	$5.00	20,000	—	—	—	20,000	20,000
December 27, 2027	$5.68	2,257,500	—	(3,500)	(97,750)	2,156,250	1,938,750
		12,860,500	—	(178,500)	(402,875)	12,279,125	11,862,875
Weighted average exercise price $		4.01	—	0.74	6.55	3.97	3.89
Weighted average contractual remaining life (years)		3.24	—	—	—	2.25	2.20

The table below summarizes the weighted average fair value of share purchase options granted and exercised:

	Year ended December 31,
	2024	2023
Weighted average:
Fair value of share purchase options granted	$3.06	—
Fair value of share purchase options exercised	$0.38	$0.58
Closing share price at the date of exercise	$2.47	$5.75

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Year ended December 31,
	2024	2023
Risk-free interest rate	3.59%	—
Expected option life in years	5	—
Expected share price volatility(i)	80.23%	—
Grant date share price	$4.62	—
Expected forfeiture rate	Nil	—
Expected dividend yield	Nil	—
(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Year ended December 31,
	2024	2023
	$	$
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	18,000	18,000
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	177,310	104,637
(i)	EarthLabs Inc. is a related entity having the following common former director and officer to the Company: Denis Laviolette, Director and President.
(ii)	Notz Capital Corp. is a related entity of a director.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

				Year ended
	Salaries and	Share-based		December 31,
	Consulting	compensation	Bonus	2024
	$	$	$	$
Executive Chairman and Chief Executive Officer	388,800	—	129,600	518,400
President	15,000	—	—	15,000
Former President	261,917	—	90,720	352,637
Chief Financial Officer	116,640	—	38,880	155,520
Chief Operating Officer	270,220	—	84,240	354,460
Chief Development Officer	336,960	96,083	112,320	545,363
Non-executive directors	83,440	—	—	83,440
Former non-executive directors	138,580	—	—	138,580
Total	1,611,557	96,083	455,760	2,163,400

				Year ended
	Salaries and	Share-based		December 31,
	Consulting	compensation	Bonus	2023
	$	$	$	$
Executive Chairman and Chief Executive Officer	388,800	—	129,600	518,400
President	272,160	—	90,720	362,880
Chief Financial Officer	116,640	—	38,880	155,520
Chief Operating Officer	252,720	—	84,240	336,960
Chief Development Officer	336,960	235,560	112,320	684,840
Non-executive directors	216,000	—	—	216,000
Total	1,583,280	235,560	455,760	2,274,600

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at December 31, 2024, there was $56,040 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2023 - $18,888). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

12.	BASIC AND DILUTED LOSS PER COMMON SHARE

	Year ended December 31,
	2024	2023
Loss and comprehensive loss for the year ($)	(50,268,354)	(79,890,763)
Loss per share – basic and diluted ($)	(0.26)	(0.45)
Basic weighted average number of common shares outstanding	194,032,544	178,363,103
Effect of outstanding securities	—	—
Diluted weighted average number of common shares outstanding	194,032,544	178,363,103

For the years ended December 31, 2024 and 2023, the Company incurred net loss and comprehensive loss. As such, diluted loss per share excludes any potential conversion of 10,556,750 (2023 – 12,279,125) share purchase options as they are anti-dilutive.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended December 31,
	2024	2023
	$	$
Non-cash investing and financing activities:
Right-of-use assets and liabilities	99,307	151,527
Shares issued pursuant to acquisition of exploration and evaluation assets (Note 3(i))	20,876,707	203,979
Shares issued pursuant to acquisition of property and equipment (Note 3(i))	350,000	—
Consideration received for disposal of Lucky Strike project (Note 3(ii))	—	4,657,482
Exploration and evaluation assets included in accounts payable and accrued liabilities	676,921	—
Share issuance costs included in accounts payable and accrued liabilities	—	9,850
Cash paid for income taxes	—	—
Cash paid for interest	25,105	—
Cash received for interest	2,944,725	2,715,926

14.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

15.	INCOME TAXES

The recovery of income taxes shown in the statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2024	2023
	$	$
(Loss) before income taxes	(50,268,354)	(79,890,763)
Statutory tax rate	27.00%	27.00%
Income tax (recovery) at statutory rate	(13,572,000)	(21,571,000)
Flow-through renunciations	12,285,000	22,059,000
Other non-deductible differences	(3,033,000)	(5,952,000)
Change in unrecognized deductible temporary differences	4,320,000	5,464,000
Income tax expense (recovery)	—	—

The significant components of the Company’s deductible temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2024	2023
	$	$
Investments	11,973,000	16,166,000
Exploration and evaluation assets	25,619,000	20,296,000
Non-capital tax losses carryforward	38,411,000	28,328,000
Net capital losses carryforward	18,630,000	11,528,000
Capital assets	2,950,000	2,276,000
Reclamation provision	2,426,000	1,285,000
Other	5,190,000	7,688,000
Total	105,199,000	87,567,000

As at December 31, 2024, the Company has Canadian non-capital loss carry forwards of approximately $38,411,000 that may be available for tax purposes. The Company’s non-capital losses expire as follows:

Expiry Date	$
2040	791,000
2041	7,661,000
2042	9,964,000
2043	9,979,000
2044	10,016,000
38,411,000

As at December 31, 2024, the Company also has capital loss carry forwards of approximately $18,630,000 that may be available for tax purposes. These losses can be carried forward indefinitely.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

16.	SETTLEMENT OF LEGAL CLAIM

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “Defendants” and the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company had amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case.

On June 5, 2024, the Company entered into a Settlement Agreement, pursuant to which the Plaintiffs received a total of 3,750,000 common shares of the Company from the Defendants. Palisades transferred 2,607,434 common shares of the Company to ThreeD and 772,566 common shares of the Company to 131. The Company issued 285,429 common shares to ThreeD and 84,571 common shares to 131 with a total value of $1,750,100 recorded in the statement of loss and comprehensive loss for the year ended December 31, 2024. The Settlement Agreement resolves the lawsuit completely, does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

17.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which includes equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s equities that are subject to non-standard restrictions, warrants and Notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

The carrying values of other financial instruments, including cash, deposits, interest receivable, accounts payable and accrued liabilities, and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at December 31, 2024:

		Level 1	Level 2	Level 3	Total
		$	$	$	$

Recurring measurements	Carrying amount	Fair value
Investments	926,019	779,019	147,000	—	926,019
Secured notes	2,817,554	—	2,817,554	—	2,817,554

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at December 31, 2023:

		Level 1	Level 2	Level 3	Total
		$	$	$	$

Recurring measurements	Carrying amount	Fair value
Investments	3,596,592	3,408,092	188,500	—	3,596,592
Secured notes	2,454,300	—	2,454,300	—	2,454,300

There were no movements between levels during the years ended December 31, 2024 and 2023.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

17.	FINANCIAL INSTRUMENTS (continued)
(b)	Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to the credit through its investment in Maritime secured notes, in which case the maximum exposure to the credit risk is the full value of the secured notes of $2,817,554 at December 31, 2024 (December 31, 2023 - 2,454,300). Interest receivable on Maritime secured notes is collected quarterly. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk during the years ended December 31, 2024 and 2023.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on the issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2024, the Company has total liabilities of $7,448,306 and cash of $22,317,548 which is available to discharge these liabilities (December 31, 2023 – total liabilities of $19,076,473 and cash of $53,884,809).

There have been no changes in management’s methods for managing credit risk during the years ended December 31, 2024 and 2023.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at December 31, 2024 would change the Company’s net loss by $322,434 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, the interest rate risk is not material.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars Unless Otherwise Noted)

17.	FINANCIAL INSTRUMENTS (continued)
(b)	Financial Instrument Risk Exposure (continued)
(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at December 31, 2024 would change the Company’s net loss by $92,602 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2024 and 2023.

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;
●	Pursue strategic growth initiatives; and
●	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2024 totalled $66,570,705 (December 31, 2023 - $65,503,020). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2024 and 2023.

19.	SUBSEQUENT EVENTS

Stock Options Exercised

Subsequent to December 31, 2024, 125,000 stock options with an exercise price of $1.40 per share were exercised for gross proceeds of $175,000, and 25,000 stock options with an exercise price of $1.075 were exercised for gross proceeds of $26,875.

Stock Options Forfeited/Expired

Subsequent to December 31, 2024, 75,000 stock options with a weighted-average exercise price of $5.36 per share were forfeited and 420,250 stock options with a weighted-average exercise price of $7.08 per share expired.